

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2023

Larry M. Reid
Chief Financial Officer
Cleartronic, Inc.
8000 North Federal Highway
Suite 100
Boca Raton, Florida

      Re: Cleartronic, Inc.
          Form 10-K filed on December 29, 2022
          Form 10-K/A filed on on April 28, 2023
          File No. 000-55329

Dear Larry M. Reid:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Technology